UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR

For Period Ended: September 30, 2013

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ______________________________

PART I - REGISTRANT INFORMATION

Numbeer, Inc.

Full Name of Registrant

7660 Pebble Drive

Address of Principal Executive Office (Street and Number)

Fort Worth, Texas 76118

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed period.

The Registrant’s financial statements could not be completed within the time provided without undue burden and expense. The Registrant expects to file within the period provided by the extension.

PART IV - OTHER INFORMATION

(1)              Name and telephone number of person to contract in regard to this notification.

James R. Emmons	(817) 616-3161
(Name)	(Area Code) (Telephone Number)

(2)              Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes   ☐ No

(3)              Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes   ☐ No

On May 22, 2013 the Registrant acquired Good Earth Energy Conservation, Inc., a privately-owned Delaware corporation (“Good Earth”), pursuant to the merger of the Registrant’s wholly-owned subsidiary, Numbeer Acquisition, Inc., with and into Good Earth, with Good Earth as the surviving entity.

Good Earth was organized under the laws of the State of Delaware on February 1, 2007. Good Earth’s business consists of the design, development and assembly of an all-electric fleet vehicle for the essential services market. As a result of the merger, the Registrant terminated its previous business operations and assumed the business operations of Good Earth. Therefore, the results of operations from the corresponding period for the last fiscal year and the current quarter will reflect the earnings statements of Good Earth for all periods shown.

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Numbeer, Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2013

By:	/s/ James R. Emmons
James R. Emmons President, Chief Executive Officer and Chief Financial Officer